Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                                 Craig A. Stoner
                                                               Felicity Tompkins
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada



June 9, 2005



H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:      PATCH INTERNATIONAL, INC.
         10 KSB FOR THE FISCAL YEAR ENDED MAY 31, 2004
         FILED OCTOBER 18, 2004
         FILE NO. 000-28627

Dear Mr. Schwall:

We are addressing the comments of the Staff in its letter dated May 27, 2005, pursuant to your request. For your convenience, the comments are set forth below, together with the Company's responses

10 KSB FOR THE YEAR ENDED MAY 31, 2004

DESCRIPTION OF PROPERTY, PAGE 4

KERROBERT AREA, SASKATCHEWAN, CANADA, PAGE 4

1. WE NOTE YOUR DISCLOSURE THAT "THE ASSETS COVER APPROXIMATELY 40 ACRES, WITH THE POTENTIAL OF UP TO 60 DRILLABLE LOCATIONS." PLEASE EXPLAIN TO US AND EXPAND YOUR STATEMENT IN FUTURE FILINGS TO EXPLAIN HOW WELL SPACING RULES IN SASKATCHEWAN ALLOW 2/3 ACRES PER LOCATION.

         RESPONSE: This statement should have stated that there was a potential of up to 80 drillable locations, as the well spacing rules in Saskatchewan allow 1/2 acre per location. As 19 wells had been drilled at that time, 61 drillable locations were remaining. This will be clarified in future filings.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
June 9, 2005
Page 2



2. HERE YOU STATE, "AS OF JANUARY 31, 2003, PATCH HAD EARNED THE 12.5% INTEREST [AND PAID 15.625% OF THE 8/8THS COST] IN THE INITIAL 10 TEST WELLS AND, IN CONNECTION THEREWITH, INCURRED $112,809 AS ITS SHARE OF THE COSTS ASSOCIATED WITH THE TEST WELLS." THIS IMPLIES THAT THE 8/8THS COST FOR THE INITIAL 10 TEST WELLS IS $721,978 [=112,809/.15625]. YOU CONTINUE, "FAIRCHILD HAS ALSO CONTRIBUTED ITS 5.208% SHARE OF THE COSTS ASSOCIATED WITH THE INITIAL 10 TEST WELLS, BEING $68,772 AND AS A RESULT HAS EARNED A 4.167% INTEREST IN THESE WELLS. AS A RESULT, PATCH'S NET INTEREST IN THE INITIAL 10 TEST WELLS IS 8.333%." THE 8/8THS COST IMPLIED HERE IS $1,320,507 [=68,772/.05208]. AMEND YOUR
         FUTURE DOCUMENTS TO ELIMINATE THIS INCONSISTENCY IN 8/8THS WELL COSTS.

         RESPONSE: Your comment has been noted and the Company's future documents will eliminate this inconsistency.

DRILLING ACTIVITY, PAGE 7

3. YOU INDICATE THAT YOU HAVE DRILLED 23 "COMMERCIALLY VIABLE" WELLS IN 2003 AND 2004, BUT YOUR TABLE OF PRODUCTIVE WELLS HAS ONLY 19 GROSS PRODUCING WELLS. PLEASE AMEND FUTURE DOCUMENTS TO ELIMINATE OR TO EXPLAIN THIS INCONSISTENCY.

         RESPONSE: Your comment has been noted and the Company's future documents will eliminate this inconsistency.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGE 8

4. WE NOTE YOUR DISCLOSURE STATING THAT YOU ISSUED 639,059 SHARES OF COMMON STOCK TO A COMPANY EXECUTIVE AS PAYMENT FOR ACCRUED BUT UNPAID SALARY OF $30,000. GIVEN THE QUOTED MARKET PRICE OF YOUR SHARES ON THE DATE OF ISSUANCE, IT APPEARS THE STOCK CONVEYED HAD A VALUE SIGNIFICANTLY IN EXCESS OF YOUR LIABILITY. TELL US HOW YOU DETERMINED THE NUMBER OF SHARES THAT WERE ISSUED AND DESCRIBE THE ACCOUNTING EFFECTS OF RECORDING THIS TRANSACTION IN YOUR FINANCIAL STATEMENTS.

         RESPONSE: The company executive's agreement stated that the Company could satisfy its obligations in respect of payment of the salary in any month by the issuance of such number of common shares in the capital stock of the Company having a deemed price equal to the average bid price of the Company's common stock on the OTC Bulletin Board for the last five (5) trading days of such month as having a value equal to the salary then otherwise payable.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
June 9, 2005
Page 3




         The Company accounted for the issuance of shares based upon the fair value of the stock issued. Since the number of shares issued was based upon the average bid price, the value of the stock issued equaled the monthly management fee amount.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 9

RESULTS OF OPERATIONS, PAGE 9

5. YOU STATE THAT YOU HAVE MADE EQUITY COMPENSATION TO CONSULTANTS IN LIEU OF CASH. IF YOU MADE SUCH COMPENSATION AS PAYMENT FOR YOUR YEAR-END PROVED RESERVE ESTIMATES, EXPLAIN TO US HOW YOU WERE SATISFIED THAT THE CONSULTANT AVOIDED ANY CONFLICT OF INTEREST.

         RESPONSE:   The Company did not pay for its year-end proved reserve
         estimates with equity compensation.

6. YOU EXPLAIN THAT THE INCREASE IN REVENUE FOR 2004 WAS PRIMARILY DUE TO INCREASED PRODUCTION FROM YOUR CANADIAN PROPERTIES. HOWEVER, IN YOUR SCHEDULE ON PAGE F-15, YOU SHOW THAT TOTAL PRODUCTION FOR THE YEAR ENDED MAY 31, 2004 DECLINED SIGNIFICANTLY WHEN COMPARED TO PRODUCTION IN 2003. PLEASE RECONCILE THESE DISCLOSURES FOR US.

         RESPONSE: The schedule on page F-15 was incorrect as to the production amount in the United States for 2003. It should have been 289,837 mcf, leaving a balance at the end of the year of 790,345 mcf of gas. Also the schedule should have indicated that the reserves in Canada were oil. Accordingly, 2004 production in Canada increased by 28,055 bbls of oil, while 2004 production in United States decreased by 136,255 mcf of gas, thus resulting in the increased revenue in 2004. The Company proposes to file an amendment to its 2004 10-KSB which will include revised financial statements reflecting this.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-6

NOTE 3 - ACQUISITION OF SUBSIDIARY, PAGE F-7

7. IN THE FIRST PARAGRAPH ON PAGE F-6, YOU REFER TO PATCH INTERNATIONAL INC. (F.K.A. PRAXIS PHARMACEUTICALS) PRIOR TO THE ACQUISITION OF PATCH ENERGY INC. AS A "NON-OPERATING SHELL CORPORATION WITH NOMINAL NET ASSETS." HOWEVER, THE ASSETS AND NET ASSETS CONTRIBUTED BY PRAXIS PHARMACEUTICALS, WHICH YOU LIST ON PAGE F-8, APPEAR TO ACCOUNT FOR 86% OF THE TOTAL ASSETS, AND VIRTUALLY ALL OF THE STOCKHOLDERS EQUITY OF THE COMBINED ENTITIES AS OF MAY 31, 2004. ADDITIONALLY, YOU DISCLOSE THAT THE FORMER PRAXIS PHARMACEUTICALS SHAREHOLDERS RECEIVED 53% OF THE TOTAL ISSUED AND OUTSTANDING COMMON SHARES OF THE

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
June 9, 2005
Page 4




         COMBINED COMPANY. TAKING INTO CONSIDERATION THE ABOVE FACTORS, PLEASE EXPLAIN TO US THE REASONS YOU DECIDED TO ACCOUNT FOR THE TRANSACTION AS A REVERSE TAKEOVER, WITH PRAXIS PHARMACEUTICALS AS THE TARGET ENTITY. PLEASE ADDRESS ITEMS (A) THROUGH (E) OF SFAS 141 PARAGRAPH 17 IN THEIR ENTIRETY WHEN FORMULATING YOUR RESPONSE.

         RESPONSE: We propose to delete the sentence in Note 1(a) to the financial statements referring to the Company being a non-operating shell with nominal net assets.

         We have treated Patch Energy Inc. as the acquirer of Praxis Pharmaceuticals Inc. in accordance with FASB 141, Paragraph 17(a) to
         (e):

         a) The relative voting rights in the combined entity after the combination - all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants or convertible securities.

              The major shareholder of Patch Energy Inc. controlled 47% of the shares of the combined entity. In itself, this was not enough to consider the acquiror to be Patch Energy Inc.

         b) The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest - all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

              One shareholder of the combined entity held 47% of the shares of that entity. There were no other holders of blocks of shares equal to or greater than 5% of the total issued capital. Effectively, that one shareholder had control of the combined entity. For this reason, Patch Energy Inc. was treated as the acquiror.

         c) The composition of the governing body of the combined entity - all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

              Due to the 47% holding of one shareholder of the combined company, along with the lack of other large blocks of shares, this one shareholder had the ability to elect the majority of the board of directors.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
June 9, 2005
Page 5



         d) The composition of the senior management of the combined entity - all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

              Senior management of the combined entity comprised David Stadnyk as President, Chief Executive Officer and Director. The other Director was Winston Cabell. The only Director of Patch Energy Inc. was David Stadnyk. There were no other senior management officials. The senior management of Patch Energy Inc. dominated the combined entity.

         e) The terms of the exchange of equity securities - all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

              Neither Patch nor Praxis paid a premium for the business combination transaction.

NOTE 5 - AVAILABLE-FOR-SALE SECURITIES, PAGE F-8

8. YOU DISCLOSE THAT YOU HAVE RECOGNIZED A DISCOUNT FROM THE QUOTED MARKET VALUE OF SECURITIES HELD FOR SALE DUE TO SEVERAL FACTORS, INCLUDING LACK OF MARKETABILITY DUE TO TRADING RESTRICTIONS, ABILITY TO DISPOSE OF A LARGE BLOCK OF SHARES, AND THE RISK ASSOCIATED WITH A STARTUP COMPANY. PLEASE SUBMIT A SCHEDULE SHOWING THE PER SHARE AND AGGREGATE MARKET VALUES OF THE SHARES FOR EACH PERIOD PRESENTED, AS WELL AS THE DISCOUNTS ASSOCIATED WITH EACH FACTOR YOU IDENTIFY, RECONCILED TO THE AMOUNTS UTILIZED IN YOUR VALUATIONS. TELL US HOW THE DISCOUNTS WERE DETERMINED AND DESCRIBE ANY INFORMATION THAT YOU HAVE ABOUT THE INVESTEE THAT YOU BELIEVE IS NOT REFLECTED IN THE QUOTED MARKET PRICE OF ITS SHARES.

         RESPONSE: We enclose a Schedule of Investment in Pharmaxis Ltd. as at May 31, 2004 illustrating the calculation of the per share and aggregate market values of the available for sale securities as at that date.

         The discount was determined by taking into account the following factors:

         a)   Large block holding of shares with no trading history.
         b)   Shares are restricted from trading until November 2005.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
June 9, 2005
Page 6



         c) Risk that investee, a research and development start-up company, will not sustain sufficient market interest or effective operations until the shares can be sold.

         We initially discounted the market price by 60% of trading price at November 2003, the month in which the investee's stock was listed on the Australian Stock Exchange. We attributed a 20% discount to each of the factors in (a), (b) and (c). The discount is being decreased at a rate of 2.5% per month. By November 2005, the date the shares become unrestricted, the shares will be valued at 100% of the market price, net of anticipated taxes payable.

         The discount amounts, individually and in the aggregate, represent management's best estimate of the ultimate realization of its investment at the time the financial statements were prepared, taking into account management's expectation of when realization will occur. The Company is not represented on the investee's Board of Directors and the Company has no information regarding the investee other than information publicly available to all investors.

         The discount method is reviewed continually to take into account any factors which may impact our methodology. To date, we have consistently applied the basis of calculating and applying the discount.

NOTE 8 - COMMON STOCK, PAGE F-12

9. Tell us why you have not disclosed stock option activity for all periods presented, as is generally required under SFAS 123, paragraph 47.

         Response: The Company proposes to file an amendment to its 2004 10-KSB which will include revised financial statements reflecting 2003 information. This information was inadvertently deleted from the previously filed financial statements.

NOTE 13 - SCHEDULE OF SUPPLEMENTARY INFORMATION ON OIL AND GAS OPERATIONS, PAGE F-15

RESERVE QUANTITY INFORMATION (UNAUDITED), PAGE F-15

10. YOU ATTRIBUTE YOUR PROVED RESERVE DISCLOSURES TO ". . . ESTIMATES PREPARED FOR THE OPERATOR OF THE COMPANY'S OIL AND GAS INTERESTS. SUCH ESTIMATES ARE INHERENTLY IMPRECISE AND MAY BE SUBJECT TO SUBSTANTIAL REVISIONS." AMEND FUTURE DOCUMENTS TO DISCLOSE THAT YOU BEAR THE ULTIMATE RESPONSIBILITY FOR THE PROVED RESERVE ESTIMATES IN THIS DOCUMENT. PLEASE ALSO TELL US THE SOURCE(S) OF YOUR DISCLOSED PROVED RESERVE ESTIMATES AND STANDARDIZED MEASURE.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
June 9, 2005
Page 7



         RESPONSE: Your comment has been noted and the Company's future documents will disclose that the Company bears the ultimate responsibility for the proved reserves estimates in such documents. The source of the Company's proved reserve estimates was Gilbert Laustsen Jung Associates Ltd., Independent Petroleum Consultants in Calgary, Alberta, which prepared the evaluation in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook.

11. YOU DISCLOSE: $18,770 "FUTURE CASH FLOWS" FROM U.S. PROVED RESERVES OF 136,255 [NO UNITS]; $323,105 FUTURE CASH FLOWS FROM CANADIAN PROVED RESERVES OF 137,727 [NO UNITS]. AMEND YOUR FUTURE DOCUMENTS TO ADHERE TO THE REQUIREMENTS OF FINANCIAL ACCOUNTING STANDARD 69. PLEASE
         DISCLOSE: PROVED RESERVE FIGURES WITH THE PROPER UNITS - MCF OF GAS OR BARRELS OF CRUDE OIL; FUTURE CASH INFLOWS THAT ARE DERIVED FROM YEAR-END PRICES; PROVED DEVELOPED RESERVE VOLUMES; AND LINE ITEMS FOR PROVED RESERVE REVISIONS. ADHERE TO THE PRESENTATION FORMATS AS ILLUSTRATED IN FAS 69. YOU MAY CONTACT US FOR ASSISTANCE IN THIS OR ANY OTHER MATTER.

         RESPONSE: Your comment has been noted and the Company's future documents will be adhere to the requirements of Financial Accounting Standard 69.

Please be advised that the Company acknowledges that:
   o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
   o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company proposes to file an amendment to the 2004 Form 10-KSB to include revised financial statements, responsive to comments 7 and 9. If the Staff does not believe that this will be satisfactory, please contact the undersigned.

Sincerely,

/s/ FAY M. MATSUKAGE


Fay M. Matsukage
Cc:      Patch International, Inc.
         Morgan & Company

                            PATCH INTERNATIONAL INC.

                    SCHEDULE OF INVESTMENT IN PHARMAXIS LTD.

                                  MAY 31, 2004


Number of shares                                                                         11,200,000

Market price at May 31, 2004 (Australian Dollars)                               $              0.42

Total price in Australian Dollars                                               $         4,704,000

Total price in United States Dollars at rate in effect on May 31, 2004          $         3,362,419
                                                                                --------------------



Discount at November 2003                                                                        60%
Less:  Reduction for 6 months at 2.5% per month                                                 (15%)
                                                                                --------------------

Discount at May 2004                                                                             45%
                                                                                --------------------


Discounted amount                                                               $         1,849,000
Less:  Estimated tax, net of N.O.L. usage                                                   274,000
                                                                                --------------------

Discounted amount recorded at May 31, 2004                                      $         1,575,000
                                                                                ====================
